# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: TripAdvisor, Inc., CIK 0001526520
CUSIP: 896945201
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 400 1ST AVENUE, NEEDHAM, Massachusetts (MA), 02494
Date of event which requires filing of this statement: 03/04/2026
Amends the filing with accession number 0001193805-25-000968
Filed by CIK 0001517137
Persons authorized to receive notices and communications: JEFFREY C. SMITH, STARBOARD VALUE LP, 777 Third Avenue, 18th Floor, New York, New York (NY), 10017, 212-845-7977; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300; MEAGAN REDA, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Starboard Value LP (CIK 0001517137): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD (CIK 0001373638): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 5,799,775; shared voting power 0; sole dispositive power 5,799,775; shared dispositive power 0; aggregate amount beneficially owned 5,799,775 (5.1% of the class)
- STARBOARD VALUE & OPPORTUNITY S LLC (CIK 0001519812): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 805,253; shared voting power 0; sole dispositive power 805,253; shared dispositive power 0; aggregate amount beneficially owned 805,253 (0.7% of the class)
- Starboard Value & Opportunity Master Fund L LP (CIK 0001767736): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 316,321; shared voting power 0; sole dispositive power 316,321; shared dispositive power 0; aggregate amount beneficially owned 316,321 (0.3% of the class)
- Starboard Value L LP (CIK 0001767773): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 316,321; shared voting power 0; sole dispositive power 316,321; shared dispositive power 0; aggregate amount beneficially owned 316,321 (0.3% of the class)
- Starboard Value R GP LLC (CIK 0001575979): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 316,321; shared voting power 0; sole dispositive power 316,321; shared dispositive power 0; aggregate amount beneficially owned 316,321 (0.3% of the class)
- Starboard X Master Fund Ltd (CIK 0001833016): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 2,116,298; shared voting power 0; sole dispositive power 2,116,298; shared dispositive power 0; aggregate amount beneficially owned 2,116,298 (1.8% of the class)
- Starboard Value GP LLC (CIK 0001517138): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Starboard Principal Co LP (CIK 0001517139): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Starboard Principal Co GP LLC (CIK 0001517140): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 10,774,996; shared voting power 0; sole dispositive power 10,774,996; shared dispositive power 0; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Smith Jeffrey C (CIK 0001362697): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,774,996; sole dispositive power 0; shared dispositive power 10,774,996; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Feld Peter A (CIK 0001410600): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 10,774,996; sole dispositive power 0; shared dispositive power 10,774,996; aggregate amount beneficially owned 10,774,996 (9.4% of the class)
- Cates Andrew F. (CIK 0001465849): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 9,951; shared voting power 0; sole dispositive power 9,951; shared dispositive power 0; aggregate amount beneficially owned 9,951 (0.001% of the class)
- Fonseca Dhiren R. (CIK 0001468327): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF), other (OO); sole voting power 15,676.5; shared voting power 0; sole dispositive power 15,676.5; shared dispositive power 0; aggregate amount beneficially owned 15,676.5 (0.01% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share
Name of issuer: TripAdvisor, Inc.
Address of issuer's principal executive offices: 400 1ST AVENUE, NEEDHAM, Massachusetts (MA), 02494
Comment: The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2(a) is hereby amended and restated to read as follows:

This statement is filed by:

(i) Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company ("Starboard V&O Fund"), with respect to the shares of Common Stock, $0.001 par value per share (the "Shares"), of Tripadvisor, Inc. (the "Issuer"), directly and beneficially owned by it;

(ii) Starboard Value and Opportunity S LLC, a Delaware limited liability company ("Starboard S LLC"), with respect to the Shares directly and beneficially owned by it;

(iii) Starboard Value and Opportunity Master Fund L LP, a Cayman Islands exempted limited partnership ("Starboard L Master"), with respect to the Shares directly and beneficially owned by it;

(iv) Starboard Value L LP ("Starboard L GP"), as the general partner of Starboard L Master;

(v) Starboard Value R GP LLC ("Starboard R GP"), as the general partner of Starboard L GP;

(vi) Starboard X Master Fund Ltd, a Cayman Islands exempted company ("Starboard X Master"), with respect to the Shares directly and beneficially owned by it;

(vii) Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard L Master, Starboard X Master and of a certain managed account (the "Starboard Value LP Account") and the manager of Starboard S LLC;

(viii) Starboard Value GP LLC ("Starboard Value GP"), as the general partner of Starboard Value LP;

(ix) Starboard Principal Co LP ("Principal Co"), as a member of Starboard Value GP;

(x) Starboard Principal Co GP LLC ("Principal GP"), as the general partner of Principal Co;

(xi) Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xii) Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(xiii) Andrew F. Cates, with respect to the Shares beneficially owned by him; and

(xiv) Dhiren R. Fonseca, with respect to the Shares beneficially owned by him.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement and Joinder Agreement thereto, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address:
Item 2(b) is hereby amended and restated to read as follows:

The address of the principal office of each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co and Principal GP is 777 Third Avenue, 18th Floor, New York, New York 10017. The address of the principal office of each of Messrs. Smith and Feld is c/o Starboard Value LP, 201 E Las Olas Boulevard, Suite 1000, Fort Lauderdale, Florida 33301. The officers and directors of Starboard V&O Fund and Starboard X Master and their principal occupations and business addresses are set forth on Exhibit 1 attached hereto and are incorporated by reference in this Item 2. The principal business address of Mr. Cates is 5100 Poplar Ave, Suite 607, Memphis, Tennessee 38137. The principal business address of Mr. Fonseca is 224 Westlake Ave N #500, Seattle, Washington 98109.
Present principal occupation or employment:
Item 2(c) is hereby amended and restated to read as follows:

The principal business of Starboard V&O Fund is serving as a private investment fund. Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value. Starboard S LLC, Starboard L Master and Starboard X Master have been formed for the purpose of investing in securities and engaging in all related activities and transactions. Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC. The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP. The principal business of Principal Co is providing investment advisory and management services. Principal Co is a member of Starboard Value GP. Principal GP serves as the general partner of Principal Co. Starboard L GP serves as the general partner of Starboard L Master. Starboard R GP serves as the general partner of Starboard L GP. Messrs. Smith and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP. The principal occupation of Mr. Cates is serving as Chief Executive Officer and General Partner of RVC Outdoor Destinations and Managing Member of Value Acquisition Fund LLC. The principal occupation of Mr. Fonseca is serving as a Strategic Advisor to each of TPG Global, LLC, GetPica Group S.p.A and Certares LP.
Criminal convictions in the last five years:
Item 2(d) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1, attached hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years:
Item 2(e) is hereby amended and restated to read as follows:

No Reporting Person, nor any person listed on Exhibit 1, attached hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship:
Item 2(f) is hereby amended and restated to read as follows:

Messrs. Cates, Feld, Fonseca and Smith are citizens of the United States of America. The citizenship of the persons listed on Exhibit 1, attached hereto, is set forth therein and is incorporated by reference in this Item 2.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated to read as follows:

The securities of the Issuer purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted. The aggregate purchase price of the 5,799,775 Shares beneficially owned by Starboard V&O Fund is approximately $77,882,193, excluding brokerage commissions. The aggregate purchase price of the 805,253 Shares beneficially owned by Starboard S LLC is approximately $10,827,844, excluding brokerage commissions. The aggregate purchase price of the 316,321 Shares beneficially owned by Starboard L Master is approximately $4,222,720, excluding brokerage commissions. The aggregate purchase price of the 2,116,298 Shares beneficially owned by Starboard X Master is approximately $28,348,980, excluding brokerage commissions. The aggregate purchase price of the 1,737,349 Shares held in the Starboard Value LP Account is approximately $23,786,443, excluding brokerage commissions.

The Shares beneficially owned by Mr. Cates were purchased in the open market with personal funds. The aggregate purchase price of the 9,951 Shares beneficially owned by Mr. Cates is $99,610, excluding brokerage commissions. The Shares beneficially owned by Mr. Fonseca were purchased in the open market with personal funds, other than with respect to 0.5 Shares beneficially owned directly by Mr. Fonseca, which were acquired in connection with the Issuer's spin-off from its predecessor. The aggregate purchase price of the 15,676 Shares beneficially owned by Mr. Fonseca is $155,306, excluding brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The percentages used in this Schedule 13D are based upon 114,755,221 Shares outstanding, as of February 6, 2026, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 13, 2026.

See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentage of the Shares beneficially owned by each of the Reporting Persons as of the close of business on March 6, 2026. The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

Information concerning transactions in the securities of the Issuer effected by the Reporting Persons since the filing of Amendment No. 1 to the Schedule 13D is set forth in Exhibit 2 attached hereto and is incorporated herein by reference. Except as otherwise noted, all of the transactions in the securities of the Issuer listed therein were effected in the open market through various brokerage entities.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On March 5, 2026, Messrs. Cates and Fonseca entered into a Joinder Agreement to that certain Joint Filing Agreement, dated July 3, 2025, by and among Starboard V&O Fund, Starboard S LLC, Starboard L Master, Starboard L GP, Starboard R GP, Starboard X Master, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith and Feld, pursuant to which each of Messrs. Cates and Fonseca agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer. A copy of the Joinder Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference. A copy of the Joint Filing Agreement was filed as Exhibit 99.1 to the Schedule 13D.

Each of Messrs. Cates and Fonseca has granted Messrs. Smith and Feld and Lindsey Cara a power of attorney to execute certain SEC filings and other documents, as necessary, in connection with each of their respective beneficial ownership of, or participation in a group with respect to, securities of the Issuer (collectively, the "Powers of Attorney"). Such Powers of Attorney are attached hereto as Exhibit 99.2 and are incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibits:

1 - Directors and Officers.

2 - Transactions in the Securities.

99.1 - Joinder Agreement to the Joint Filing Agreement, dated March 5, 2026.

99.2 - Powers of Attorney.

## Signatures
- Starboard Value LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value GP LLC, its general partner (03/06/2026)
- STARBOARD VALUE & OPPORTUNITY MASTER FUND LTD: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (03/06/2026)
- STARBOARD VALUE & OPPORTUNITY S LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its manager (03/06/2026)
- Starboard Value & Opportunity Master Fund L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value L LP, its general partner (03/06/2026)
- Starboard Value L LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value R GP LLC, its general partner (03/06/2026)
- Starboard Value R GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (03/06/2026)
- Starboard X Master Fund Ltd: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Value LP, its investment manager (03/06/2026)
- Starboard Value GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co LP, its member (03/06/2026)
- Starboard Principal Co LP: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory of Starboard Principal Co GP LLC, its general partner (03/06/2026)
- Starboard Principal Co GP LLC: /s/ Lindsey Cara, Lindsey Cara, Authorized Signatory (03/06/2026)
- Smith Jeffrey C: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Jeffrey C. Smith (03/06/2026)
- Feld Peter A: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Peter A. Feld (03/06/2026)
- Cates Andrew F.: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Andrew F. Cates (03/06/2026)
- Fonseca Dhiren R.: /s/ Lindsey Cara, Lindsey Cara, Attorney-in-Fact for Dhiren R. Fonseca (03/06/2026)